Exhibit 99.5

Email from SMV to the Lima Stock Exchange (BVL)

(English language translation)

From: Ginocchio, Elsa

Date: Monday November 18, 2019 8:50 PM

To: Silvia Olivera Beramendi; Patricia Pinto

CC: Alix Godos; Helard Palma

Subject: “Dionisio Romero Paoletti reveals that Credicorp donated US$3.6 million to the campaign of Keiko Fujimori in 2011”

Good evening Silvia: the following news has been published in La Republica and El Comercio today 11/18/2019, in the digital edition of the newspaper El Comercio, entitled “Dionisio Romero Paoletti reveals that Credicorp donated US$3.6 million to the campaign of Keiko Fujimori in 2011”; and in La Republica “Dionisio Romero notes that Credicorp contributed US$3.65 million to Keiko Fujimori's campaign”.

And also this news from the United States:

[Link to article on Yahoo]

About this news, what actions have you taken? And what EMIs did you put out? Please pass them along.

Best regards,

Elsa Ginocchio